Exhibit 99.1

Wallbox Announces Third Quarter 2023 Financial Results

BARCELONA, SPAIN—November 9, 2023—Wallbox N.V. (NYSE:WBX), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced its financial results for the third quarter ended September 30, 2023 and provided a business update.

Third Quarter 2023 Highlights and Business Update:

•	Generated revenue of €32.5 million

•	Delivered gross margins of 35%, a 530 basis point sequential improvement

•	Exceeded cost reduction targets in Q3 2023, driving almost €39 million in savings this year

•	Activated almost 50,000 AC chargers globally through distribution partners and installers in the third quarter of 2023, an increase of 30% as compared to the prior year period

•	Drove 285% unit growth and 350% revenue growth in DC public charging during the period, both on a year-over-year basis

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Announced the acquisition of ABL GmbH (“ABL”), the market share leader in Germany, Europe’s largest EV market. ABL will enhance Wallbox’s competitive position and advance its anticipated path to profitability

•	Announced partnership with Kia America to deliver Wallbox’s bidirectional Quasar 2 alongside Kia’s new EV9 SUV in 2024

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “We continued to make great strides in executing our business plan during the third quarter, including acquiring ABL, launching new products, and driving new partnerships with global brands like Kia. ABL is one of the most important announcements we’ve had to-date and we believe it has the opportunity to drastically change our financial profile, providing meaningful commercial, operational, and financial synergies. We’ve also exceeded our cost reduction objectives, and see an opportunity to further refine our expense base as we finish the year. The work that’s been done gives us confidence in our goal of achieving profitability in the upcoming year.”

Mr. Asuncion continued, “We are fully focused on what we can control, including bringing new products to market, expanding new partnerships with global brands, controlling costs, and driving profitability in 2024. While we cannot control the markets, we can control how we execute within them. Our DC business has done exceptionally well, and our comprehensive solution across a global footprint should give shareholders confidence we will catch the energy transition on a number of fronts. ABL and their commercial focus, combined with our DC offering, are expected to provide growth opportunities no matter what shape the EV adoption curve resembles in the near-term.”

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, November 9, 2023. The live audio webcast and accompanying presentation, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

Wallbox Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, including, without limitation, regarding product deliveries, inventory management, cost cutting opportunities and expectations, potential EV programs, competitive position, partnership expansion and other growth opportunities, synergies, and anticipated profitability, market growth and market opportunity and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non -IFRS Financial Measures

Wallbox reports its financial information required in accordance with the International Financial Reporting Standards (“IFRS”). This release includes financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (together, the “Non-IFRS Measures”). See the definitions set forth below for a further explanation of these terms.

Wallbox defines EBITDA as loss for the period before income tax credit, financial income, interest expenses, amortization and depreciation and share of profit of equity-accounted investees. We define Adjusted EBITDA as net income (loss) before depreciation and amortization, provision (benefit) for income taxes and interest expense adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: change in fair value of convertible bonds and derivative warrant~~s~~ liabilities, share listing expenses, foreign exchange gains/(losses), share based payment plan expenses and other items outside the scope of our ordinary activities and share of profit of equity-accounted investees. Management uses these Non-IFRS Measures as measurements of operating performance because they assist management in comparing the Company’s operating performance on a consistent basis, as they remove the impact of items not directly resulting from the Company’s core operations; for planning purposes, including the preparation of management’s internal annual operating budget and financial projections; to evaluate the performance and effectiveness of our strategic initiatives; and to evaluate the Company’s capacity to fund capital expenditures and expand its business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are: such measures do not reflect revenue related to fulfillment, which is necessary to the operation of our business; such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments; such measures do not reflect changes in our working capital needs; such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes; although depreciation and amortization are not included in the calculation of EBITDA or Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Wallbox Public Relations Contact:	Wallbox Investor Contact:

Elyce Behrsin	Matt Tractenberg
Public Relations	VP, Investor Relations
Press@wallbox.com	Matt.Tractenberg@wallbox.com
+34 622 513 358	+1 404-574-1504

Source: Wallbox NV